UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TELUS International (Cda) Inc.
(Name of Issuer)
Subordinate Voting Shares
(Title of Class of Securities)
87975H100
(CUSIP Number)
TELUS Corporation Floor 7, 510 West Georgia Street Vancouver, BC V6B 0M3 Telephone: (604) 695-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 16, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87975H100
1		Names of Reporting Persons. TELUS Corporation
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 153,442,032[1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 153,442,032[1]
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 153,442,032[1]
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 68.1%[2]
14		Type of Reporting Person (See Instructions) HC

1.	Consists of 1,438,013 subordinate voting shares, no par value, of the Issuer (“Subordinate Voting Shares”) and 152,004,019 multiple voting shares of the Issuer (“Multiple Voting Shares”) (including 2,500,000 Multiple Voting Shares acquired by the Reporting Person from RIEL B.V. (“BPEA”) as a result of the transaction described in Item 4 to this Schedule 13D) held by TELUS Communications Inc., 1276431 B.C. Ltd., 1276433 B.C. Ltd., 1276435 B.C. Ltd., 1276436 B.C. Ltd. and TELUS International Holding Inc., each a wholly-owned subsidiary of the Reporting Person. Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the Reporting Person and automatically upon the occurrence of certain events. Holders of Multiple Voting Shares are entitled to ten votes per Multiple Voting Share and holders of Subordinate Voting Shares are entitled to one vote per Subordinate Voting Share.

2.	This percentage is calculated based upon 73,459,750 outstanding Subordinate Voting Shares of the Issuer and 199,931,876 outstanding Multiple Voting Shares of the Issuer as disclosed to the Reporting Person by the Issuer as of May 16, 2023. The Reporting Person, therefore, held 76.0% of the outstanding Multiple Voting Shares and 2.0% of the outstanding Subordinate Voting Shares, which represents 73.4% of the combined voting power of the Multiple Voting Shares and Subordinate Voting Shares. Assuming the Reporting Person converted all of its Multiple Voting Shares into Subordinate Voting Shares and BPEA does not convert its Multiple Voting Shares into Subordinate Voting Shares, the Reporting Person would have 68.1% of the outstanding Subordinate Voting Shares.

Explanatory Note: The Reporting Person previously reported its beneficial ownership of the Subordinate Voting Shares on a Schedule 13G, filed on February 14, 2022, and thereafter amended on February 14, 2023, pursuant to the provisions of Rule 13d-1(d) under the Act. This statement on Schedule 13D (this “Schedule 13D”) is being filed because, effective May 16, 2023, the Reporting Person no longer qualifies to file on Schedule 13G, pursuant to Rule 13d-1(d), as a result of the Reporting Person’s acquisition of Subordinate Voting Shares and Multiple Voting Shares (which are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the Reporting Person and automatically upon the occurrence of certain events) over the preceding twelve-month period exceeding 2% of all the Subordinate Voting Shares outstanding, calculated assuming conversion of all Multiple Voting Shares owned or acquired by the Reporting Person into Subordinate Voting Shares. As such, the Reporting Person is filing this Schedule 13D pursuant to Rule 13d-1(a) under the Act.

Item 1.  Security and Issuer

This Schedule 13D relates to Subordinate Voting Shares of TELUS International (Cda) Inc., a corporation organized under the laws of British Columbia, Canada (the “Issuer”), with its principal executive offices located at Floor 7, 510 West Georgia Street, Vancouver, BC V6B 0M3.

Item 2. Identity and Background

(a)-(c), (f): This Schedule 13D is filed by TELUS Corporation, a British Columbia, Canada company (“Reporting Person”). The Reporting Person is a Canadian communications and information technology company and is the controlling shareholder of the Issuer. The Reporting Person’s principal offices are at 510 West Georgia Street, Floor 7, Vancouver, British Columbia V6B 0M3, Canada.

The directors and executive officers of the Reporting Person are set forth on Schedule I, attached hereto (collectively, the “Schedule I Persons”).

(d) — (e): During the five years prior to the date of this Schedule 13D, neither the Reporting Person nor to the Reporting Person’s knowledge, any of the Schedule I Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person used cash from its working capital to make the purchases of Multiple Voting Shares from BPEA described under Item 4 to this Schedule 13D for an aggregate purchase price of $42,250,000.

Item 4.  Purpose of Transaction

On May 16, 2023, TELUS International Holding Inc., an indirect, wholly-owned subsidiary of the Reporting Person and BPEA entered into a purchase agreement relating to the acquisition by the Reporting Person of 2,500,000 Multiple Voting Shares (the “Purchased Shares”) of the Issuer from BPEA for an aggregate purchase price of $42,250,000. Multiple Voting Shares are entitled to ten votes per Multiple Voting Share and holders of Subordinate Voting Shares are entitled to one vote per Subordinate Voting Share. The Reporting Person acquired the Purchased Shares on May 16, 2023.

As described below under Item 6 to this Schedule 13D, pursuant to the Shareholders’ Agreement, the Reporting Person has a right of first offer to purchase Multiple Voting Shares or Subordinate Voting Shares from BPEA held by BPEA for gross proceeds in excess of $10.0 million. This Schedule 13D is being filed in connection with the exercise of the Reporting Person’s right of first offer, which was accepted by BPEA.

The Reporting Person is the controlling shareholder of the Issuer. The Reporting Person purchased the Purchased Shares for investment purposes and may or may not purchase or sell Multiple Voting Shares, Subordinate Voting Shares or other securities of the Issuer in the future on the open market or in private transactions, depending on market conditions and other factors. The Reporting Person currently has no other plans or intentions that relate to its investment in the Issuer. Depending on market conditions, general economic and industry conditions, the Issuer’s business and financial condition and/or other relevant factors, the Reporting Person may at any time develop other plans or intentions in the future relating to one or more of the above items.

On June 28, 2022, the Reporting Person purchased 3,000,000 Multiple Voting Shares from BPEA pursuant to a purchase agreement, dated June 30, 2022, between TELUS International Holding Inc. and BPEA, following the Reporting Person’s exercise of its right of first offer under the Shareholders’ Agreement.

In November and December 2022, TELUS International Holding Inc. acquired an aggregate of 1,438,013 Subordinate Voting Shares through normal course market purchases on the Toronto Stock Exchange and New York Stock Exchange.  Specifically, TELUS International Holding Inc. acquired the following number of Subordinate Voting Shares during each purchase:  November 10, 2022 (749,650), November 14, 2022 (242,831), November 15, 2022 (330,000), December 15, 2022 (92,419) and December 16, 2022 (23,113).

As described in Item 6 to this Schedule 13D, directors of the Issuer who are employees of the Reporting Person, other than Darren Entwistle, are compensated by the Issuer for their service as members of the Issuer Board, including through the receipt an annual grant of restricted share units (“RSUs”) with respect to Subordinate Voting Shares.

Item 5.  Interest in Securities of the Issuer

Information as of the date of this Schedule 13D with respect to the Schedule I Persons is set forth on Schedule I of this Schedule 13D and is incorporated herein by reference.

(a) — (b) The responses of the Reporting Person to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

The calculation of the percentage of Subordinate Voting Shares outstanding beneficially owned by the Reporting Person or a Schedule I Person, as the case may be, is based upon 73,459,750 outstanding Subordinate Voting Shares of the Issuer and 199,931,876 outstanding Multiple Voting Shares of the Issuer, as disclosed to the Reporting Person by the Issuer as of May 16, 2023.

As of May 16, 2023, immediately following the acquisition of the Purchased Shares, the Reporting Person beneficially owned an aggregate of 1,438,013 Subordinate Voting Shares and 152,004,019 Multiple Voting Shares, which together represent approximately 68.1% of the outstanding shares of Subordinate Voting Shares, calculated assuming conversion of all Multiple Voting Shares owned or acquired by the Reporting Person into Subordinate Voting Shares. All such Subordinate Voting Shares and Multiple Voting Shares are held by TELUS Communications Inc., 1276431 B.C. Ltd., 1276433 B.C. Ltd., 1276435 B.C. Ltd., 1276436 B.C. Ltd. and TELUS International Holding Inc., each a wholly-owned subsidiary of the Reporting Person.

(c) Other than as disclosed in this Schedule 13D, the Reporting Person has not entered into any transactions during the past 60 days in any Subordinate Voting Shares or Multiple Voting Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Shareholders’ Agreement

The Reporting Person entered into a shareholders’ agreement (the “Shareholders’ Agreement”) with the Issuer and BPEA upon consummation of the Issuer’s initial public offering that governs the relationship between the Reporting Person, the Issuer and BPEA.

Board Appointment Rights. The Shareholders’ Agreement provides that so long as the Reporting Person continues to beneficially own at least 50% of the combined voting power of the Multiple Voting Shares and Subordinate Voting Shares, the Issuer will agree to nominate individuals designated by the Reporting Person representing a majority of the Issuer Board. If the Reporting Person owns at least 5% of the combined voting power of the Multiple Voting Shares and Subordinate Voting Shares but less than 50%, the number of directors the Reporting Person may nominate as a percentage of the Issuer Board will be the greater of (i) the number of directors proportionate to the percentage of combined voting power of shares that it holds and (ii) one individual.

The Shareholders’ Agreement also provides that, for so long as the Reporting Person continues to beneficially own at least 50% of the combined voting power of Multiple Voting Shares and Subordinate Voting Shares, the chair of the Issuer Board will be a designee of the Reporting Person. The Shareholders’ Agreement also provides that the Issuer agrees to nominate the Issuer’s chief executive officer to the Issuer Board. The seat on the Issuer Board to be held by our chief executive officer does not represent one of the director nominees provided to the Reporting Person under the Shareholders’ Agreement. The Shareholders’ Agreement was amended in March 2023 to provide that BPEA is no longer entitled to any director nomination rights.

Board Committee Appointment Rights. The Shareholders’ Agreement provides that for so long as the Reporting Person continues to beneficially own at least 50% of the combined voting power of the Multiple Voting Shares and Subordinate Voting Shares, the Reporting Person will be entitled, but not obligated, to select the chair of the Issuer Board and the chairs of the human resources and governance and nominating committees of the Issuer Board. The Shareholders’ Agreement also provides, subject to compliance with the independence requirements of applicable securities laws and listing requirements of the New York Stock Exchange and Toronto Stock Exchange, that so long as the Reporting Person is entitled to nominate at least one individual to the Issuer Board, it will be entitled, but not obligated, to designate at least one nominee for appointment to each of the audit, human resources committee and governance and nominating committees of the Issuer Board.

Special Shareholder Rights of the Reporting Person. The Shareholders’ Agreement provides that for so long as the Reporting Person retains at least 50% of the combined voting power of the Multiple Voting Shares and Subordinate Voting Shares, the Reporting Person has approval rights related to certain matters including, among others, the selection and the ability to direct the removal, of the Issuer’s chief executive officer, increase or decrease of the size of the Issuer Board, issuance of the Multiple Voting Shares and Subordinate Voting Shares, amendments to the Issuer’s articles, consolidations or mergers with non-affiliated entities and entering into a change of control transaction, disposing of all or substantially all of the Issuer’s assets, and commencing liquidation, dissolution or voluntary bankruptcy or insolvency proceedings.

Reporting Person’s Right of First Offer. In addition, pursuant to the Shareholders’ Agreement, BPEA agreed not to, directly or indirectly, sell, transfer or otherwise dispose of any Multiple Voting Shares or Subordinate Voting Shares, whether by registered offering, private sale, disposition over the facilities of a stock exchange or otherwise, in a single transaction or series of transactions, without first discussing in good faith any such sale transaction with the Reporting Person and providing the Reporting Person with a right of first offer to purchase such multiple voting shares or subordinate voting shares in connection with a sale transaction for gross proceeds in excess of $10.0 million.

The foregoing description of the Shareholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Shareholders’ Agreement, which is filed as Exhibit 2 and incorporated herein by reference, and the amendment to the Shareholders’ Agreement, which is filed as Exhibit 3 and incorporated herein by reference.

Registration Rights Agreement

On February 5, 2021, in connection with the Issuer’s initial public offering, the Issuer entered into a registration rights agreement (as amended from time to time, the “Registration Rights Agreement”) with the Reporting Person and BPEA pursuant to which the Issuer agreed to provide the Reporting Person or BPEA with certain demand and piggyback registration rights and resale registration rights that require the Issuer to use commercially reasonable efforts to effect the registration under applicable federal, state and provincial securities laws, in either Canada or the United States of any of Subordinate Voting Shares held by the Reporting Person or BPEA following the completion of the Issuer’s initial public offering. The Registration Rights Agreement was amended in June 2021 to provide certain piggyback registration rights to the Issuer’s chief executive officer and two other employees. In connection with closing of the acquisition of WillowTree in January 2023, the Registration Rights Agreement was amended (the “RRA Amendment”), to, among other things, extend certain demand and piggyback registration rights to certain owners of WillowTree and certain members of management of WillowTree who hold Subordinate Voting Shares following completion of the WillowTree acquisition.

Under the Registration Rights Agreement, as amended, the Issuer will be generally responsible for all registration expenses in connection with the performance of its obligations under the registration rights provisions in the Registration Rights Agreement. The Reporting Person, BPEA and the other selling shareholders will generally be responsible for all underwriting discounts, selling commissions and securities transfer taxes applicable to any sale.

The Registration Rights Agreement contains customary representations, covenants, and indemnification and contribution provisions by the Issuer for the benefit of the selling shareholders and, in limited situations, by the selling shareholders for the Issuer’s benefit of the Issuer.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 4 and incorporated herein by reference, and the RRA Amendment, which is filed as Exhibit 5 and incorporated herein by reference.

Compensation Payable to Directors and Officers of the Issuer who are Executives or Directors of the Reporting Person

Darren Entwistle, an executive officer and director of the Reporting Person, and Navin Arora, Doug French and Tony Geheran, executive officers of the Reporting Person, are members of the Issuer Board. Accordingly, each may have the ability to affect and influence control of the Issuer.

Directors of the Issuer who are executive officers of the Reporting Person are Darren Entwistle, Doug French, Navin Arora and Tony Geheran. Directors of the Issuer who are employees of the Reporting Person, other than Darren Entwistle, are compensated by the Issuer for their service as members of the Issuer Board, including through the receipt of a cash retainer and annual grant of RSUs with respect to Subordinate Voting Shares. Darren Entwistle does not receive any cash retainer or equity awards for serving on the Issuer Board. For information about compensation payable to non-employee directors of the Issuer, see “Item 6, Directors, Senior Management and Employees” of the Issuer’s Annual Report on Form 20-F for the year ending December 31, 2022 filed with the SEC on February 9, 2023 (the “2022 20-F”). Within the past 60 days of the acquisition of the Purchased Shares, Navin Arora, Doug French and Tony Geheran each received a grant of RSUs in connection with their service as members of the Issuer Board that are scheduled to vest on March 17, 2025. Specifically, on March 17, 2023, Navin Arora and Doug French were each granted 7,932 RSUs and Tony Geheran was granted 8,449 RSUs.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Purchase Agreement, dated May 16, 2023, between the TELUS International Holding Inc. and BPEA*
2.	Shareholders’ Agreement, dated February 5, 2021, among TELUS Communications Inc. and RIEL B.V. and the Issuer (incorporated by reference to Exhibit 10.7 to the amendment to the Issuer’s Registration Statement on Form F-1 filed with the SEC on January 19, 2021 (SEC File No. 333-251993)).
3.	Amendment to the Shareholders’ Agreement, dated March 9, 2023 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report furnished to the SEC on Form 6-K on March 15, 2023).
4.	Registration Rights Agreement, dated February 5, 2021, among TELUS Communications Inc., TELUS International Holding Inc., 1276431 B.C. LTD., 1276433 B.C. LTD., 1276435 B.C. LTD., 1276436 B.C. LTD. RIEL B.V. and TELUS International (Cda) Inc. (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report furnished to the SEC on Form 6-K on February 5, 2021).
5.	Amendment to the Registration Rights Agreement, dated January 3, 2023 (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report furnished to the SEC on Form 6-K on January 9, 2023).

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2023	TELUS Corporation

	By:	/s/ Andrea Wood
Name: Andrea Wood
Title: Chief Legal and Governance Officer, TELUS Corporation

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of the Reporting Person. Unless otherwise noted, each of these persons is a Canadian citizen, has a business address of 510 West Georgia Street, Floor 7, Vancouver, British Columbia V6B 0M3, Canada, and beneficially owns less than one percent of the outstanding Subordinate Voting Shares.

Name	Principal Occupation	Number of Subordinate Voting Shares Beneficially Owned

Daren Entwistle	President, Chief Executive Officer, Director	29,700

Doug French	Executive Vice-President and Chief Financial Officer	9,476

Navin Arora	Executive Vice-President and President, TELUS Business Solutions	3,767

Tony Geheran	Executive Vice-President and Chief Operations Officer	22,664

Zainul Mawji	Executive Vice-President and President, TELUS Consumer Solutions	—

Sandy McIntosh	Executive Vice-President, People & Culture and Chief Human Resources Officer	3,486

Jim Senko	Executive Vice-President and Chief Product Officer	—

Andrea Wood	Chief Legal & Governance Officer	6,850

Raymond T. Chan	Director	7,500

Hazel Claxton	Director	833

Lisa de Wilde	Director	2,083

Victor Dodig	Director	—

Tom Flynn	Director	2,000

Mary Jo Haddad	Director	850

Kathy Kinloch	Director	2,500

Christine Magee	Director	4,000

John Manley	Director (Chair)	—

David Mowat	Director	5,000

Marc Parent	Director	5,217

Denise Pickett	Director	4,800

W. Sean Willy	Director	—

EXHIBIT INDEX

Exhibit	Description
1.	Purchase Agreement, dated May 16, 2023, between the TELUS International Holding Inc. and BPEA*
2.	Shareholders’ Agreement, dated February 5, 2021, among TELUS Communications Inc. and RIEL B.V. and the Issuer (incorporated by reference to Exhibit 10.7 to the amendment to the Issuer’s Registration Statement on Form F-1 filed with the SEC on January 19, 2021 (SEC File No. 333-251993)).
3.	Amendment to the Shareholders’ Agreement, dated March 9, 2023 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report furnished to the SEC on Form 6-K on March 15, 2023).
4.	Registration Rights Agreement, dated February 5, 2021, among TELUS Communications Inc., TELUS International Holding Inc., 1276431 B.C. LTD., 1276433 B.C. LTD., 1276435 B.C. LTD., 1276436 B.C. LTD. RIEL B.V. and TELUS International (Cda) Inc. (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report furnished to the SEC on Form 6-K on February 5, 2021).
5.	Amendment to the Registration Rights Agreement, dated January 3, 2023 (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report furnished to the SEC on Form 6-K on January 9, 2023).

* Filed herewith.